                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.



                   [Letterhead of Manugistics Group, Inc.]


                                                     October 30, 2000



VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Attn:  Filing Desk

         Re: Manugistics Group, Inc. (Comm. File No. 0-22154) Acquisition of Talus Solutions, Inc.

Dear Sir/Madam:

Pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended (the "Act"), Manugistics Group, Inc. (the "Company") encloses herewith for filing with the Commission the following materials relating to a proposed merger (the "Merger") to be effected pursuant to a merger agreement dated September 21, 2000 entered into between the Company and privately held Talus Solutions, Inc. ("Talus"):

     1. a press release dated September 21, 2000 announcing that the Company had signed the merger agreement to acquire Talus (the press release having been previously filed on September 22, 2000, on a Current Report on Form 8-K);

     2. excerpts relating to Talus or the Merger from the Company's second quarter earnings call on September 21, 2000; and

     3.  an e-mail dated October 3, 2000, from the Company to Talus employees.

We note that we have also previously filed the following additional materials relating to the Merger on Current Reports on Form 8-K/A, and that these materials have not been otherwise disseminated:

     1. risk factors relating to the Company and financial statements of each of the Company and Talus, together with certain pro forma financial statements (filed on October 10, 2000); and

                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.

     2. Agreement and Plan of Merger by and among Manugistics Group, Inc., Talus Solutions, Inc. and Manu Acquisition Corp. dated as of September 21, 2000 (filed on October 11, 2000).

                                     Sincerely yours,

                                     /s/ Timothy T. Smith

                                     TIMOTHY T. SMITH

                                     Senior Vice President, General Counsel and
                                     Secretary, Manugistics Group, Inc.

                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.

Contacts:         Deirdre Blackwood                  Tim Mullane
                  Corporate Communications           Talus Solutions
                  301-255-3143                       678-556-5225

                  Nate Wallace
                  Investor Relations
                  301-984-5059

                  Marc Chimes
                  Ogilvy Public Relations Worldwide
                  202-452-9482

FOR IMMEDIATE RELEASE

                MANUGISTICS AGREES TO ACQUIRE TALUS SOLUTIONS

          ACQUISITION REDEFINES SUPPLY-DEMAND CHAIN OPTIMIZATION --
            CREATES 1st PROFIT-FOCUSED SOLUTION FOR TOTAL TRADING
                              NETWORK MANAGEMENT

ROCKVILLE, MD. AND ATLANTA, GA.-- SEPTEMBER 21, 2000 -- Manugistics Group, Inc. (Nasdaq: MANU), a leading global provider of intelligent supply chain and eBusiness solutions for enterprises and evolving trading networks, and Talus Solutions, Inc., the world leader in Pricing and Revenue Optimization (PRO) products and services, today announced Manugistics has signed an agreement to acquire Talus in an approximately $366 million tax-free stock-for-stock merger.

The acquisition of Talus Solutions, which reported approximately $40 million in revenue for FY'99, brings Manugistics' leading supply chain optimization and eCommerce infrastructure solutions together with Talus' premier profitability optimization solutions. The combined company will be first to market with an end-to-end solution that combines the traditional cost reduction strengths of supply chain optimization with the pricing and revenue enhancing optimization capabilities that will help maximize profits across the supply-demand chain. Drawing upon the expertise of the two companies, the new solutions will be well suited for both Manugistics' target markets and the complex, dynamic pricing environment of eBusiness.

                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.

"The company's combined capabilities can offer the market the next generation solution that streamlines and maximizes business processes throughout the supply-demand chain - promoting increased levels of profitability and competitive value," said Manugistics CEO Greg Owens in announcing the acquisition. "Price sensitivity and demand elasticity are key elements in the business decision process. The expertise and products of Talus Solutions will enable us to offer our customers the break-through innovation of a fully optimized, eBusiness supply-demand network. And by optimizing supply, revenue and margins across the value chain, enterprises and trading networks will have the tools to sell the right products to the right customers at the right time through the right channels at the right prices - for higher profits."

Talus Solutions CEO Tom Madison concurred, stating that, "Fundamentally, what excites us is that we are redefining two spaces - supply chain and PRO - and creating a technology blueprint for the future. By integrating our complementary optimization technologies we will enable companies to focus not just on optimizing supply and demand - OR - revenue and cost, but on optimizing the supply-demand chain throughout the entire enterprise. This is exactly what our clients are looking for."

Talus Solutions: Pricing and Revenue Optimization for Profitable Growth

"Talus Solutions' pricing and revenue optimization technology, broad solution footprint, deep domain expertise, and an impressive client list were key drivers behind our decision to acquire Talus," said Greg Owens. "This strategic acquisition builds on our business strategy to aggressively invest in new products and solutions, to differentiate ourselves in the market, and to deliver results to our clients."

[X] BROADEST FOOTPRINT Talus Solutions has the broadest footprint and deepest functionality in pricing and revenue optimization. Talus offers the following solutions: Dynamic Pricing Optimization, Target Pricing Optimization, and Promotions Pricing Optimization. The suite also includes Revenue and Yield Management.

[X] IMPRESSIVE CUSTOMER BASE Talus Solutions has primarily a Fortune 500 customer base covering a broad range of markets including: transportation, travel and hospitality, electronics and high technology, and motor vehicle and parts.
 - Talus' clients include 17 of the 25 largest airlines, 7 of the 10 biggest hotel chains and 4 of the top 5 rental car companies. Clients include United Airlines, Ford Motor Company, UPS and Tickets.com.

[X] DEEP DOMAIN EXPERTISE Talus Solutions has the largest base of expertise in PRO technology. Talus has over 250 employees many of whom hold doctoral degrees.

NEW OPPORTUNITIES FOR PRICING AND REVENUE OPTIMIZATION (PRO) IN THE SUPPLY
CHAIN

                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.

Pricing and Revenue Management (PRM), the precursor to PRO, has been used effectively by the travel, transportation and hospitality markets since the mid-80's. PRM has enabled hotels and airlines to analyze historical sales information and optimize revenue of seats or hotel rooms based on the mix of time-sensitive, higher paying business travelers and other price sensitive travelers.

Other industries, such as manufacturing or retail, share similar characteristics with the airline and hotel industries - like perishable resources, fixed capacity, advanced sales/bookings, uncertain demand or seasonal demand - characteristics that companies can optimize to realize significant benefits from the combined company's supply-demand chain pricing and revenue optimization solutions.

Manufacturing capacity can be considered a fixed or constrained resource, given process design and capacity equipment expansion costs. A nimble supply and profitability optimization solution allows for fine-tuning of scheduling and pricing of under-utilized or over-utilized processing time. The fine-tuning through pricing is relatively inexpensive when compared to the cost of acquiring and maintaining additional capacity or liquidating excess capacity.

Supply-Demand Chain Optimization can help give companies the answers they need to make the smart business decision by simultaneously evaluating all the business considerations and exceptions - all in real time.

TERMS OF THE AGREEMENT

Under the agreement, Manugistics will acquire all outstanding stock and will assume all of the stock options of Talus, a privately held company. For the transaction, Manugistics will issue or reserve for issuance between 4.2 and
5.0 million shares of Manugistics common stock. The total value of the transaction is approximately $366 million, based upon the closing price of Manugistics common stock on September 20, 2000. The final value of the transaction and number of shares to be issued will be based upon Manugistics average price for the fifteen-day period prior to closing.

This transaction will be accounted for as a purchase transaction and will result in the recording of an intangible asset. Manugistics expects this acquisition to have a dilutive effect on earnings for the next three quarters, and accretive thereafter, excluding the amortization of this intangible asset. Going forward Manugistics intends in the future to report earnings net of the amortization of this intangible asset.


ABOUT TALUS SOLUTIONS, INC.

Headquartered in Atlanta with offices in Silicon Valley and London, Talus Solutions offers innovative software systems that have delivered billions of dollars in incremental revenue and profits to its customers. More information about Talus Solutions is available at www.TalusSolutions.com.

                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.

ABOUT MANUGISTICS GROUP, INC.

Headquartered in Rockville, Md., Manugistics Group, Inc. is a leading global provider of intelligent supply chain eBusiness solutions for enterprises and evolving trading networks. With more than 900 clients, Manugistics helps power intelligent decisions for profitable growth in leading companies such as Amazon.com, Coca-Cola Bottling, Commerx, Compaq, DuPont, eConnections, FreightWise, General Electric, Harley-Davidson, Hormel, Nestle, Timberland and Unilever.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties, and there are important factors that could cause actual results to differ materially from those anticipated by such statements. Certain of such statements may be identified by use of words or phrases such as "anticipate," "believe," "estimate," "expect," "foresee," "future," "intend," "optimistic," "positioned," "well-positioned" or "will." A discussion of these factors is set forth in the company's Annual Report on Form 10-K for the year ended February 29, 2000 (under the caption "Factors That May Affect Future Results," within the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in the report) and other reports and documents filed with the Securities and Exchange Commission which are publicly available. Copies of these documents may also be obtained by contacting the company's Investor Relations department at 301-984-5000. The company assumes no obligation to update the information contained in this press release.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Manugistics Group, Inc. will be complying with the filing requirements of SEC in connection with the acquisition. The filings will contain more complete information about the acquisition. Investors and security holders are urged to read SEC filings regarding this acquisition carefully when they are available. These documents will contain important information about Manugistics Group, Inc., Talus Solutions, Inc., the acquisition and related matters. Investors and security holders will be able to obtain copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Copies of these documents may also be obtained by request from Manugistics by mail to Manugistics, 2115 East Jefferson Street, Rockville, MD 20852-4999 attention: Investor Relations, telephone: (301) 984-5000.

You may read and copy any reports, statements or other information filed by MANUGISTICS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Manugistics' filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Manugistics is a registered trademark, and the Manugistics logo and the phrase "Leveraged Intelligence" are trademarks, of Manugistics, Inc. All other product or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners. Additional information about Manugistics can be found at the company's site on the World Wide Web, at http://www.manugistics.com

                                     ###

                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.

                                 MANUGISTICS
                         SECOND QUARTER, FISCAL 2001
                            EARNINGS CALL EXCERPTS

                            MODERATOR: GREG OWENS
                              SEPTEMBER 21, 2000
                                 3:00 P.M. MT


Operator:         Ladies and gentlemen, thank you for standing by. Welcome to the Manugistics second quarter financial results conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session.
                  At that time if you have a question, you will need to press the one followed by the four on your pushbutton phone. As a reminder, this conference is being recorded Thursday, September 21st, 2000. I would now like to turn the conference over to Nate Wallace, director of investor relations, Manugistics. Please go ahead, Mr. Wallace.

Nate Wallace:     Thank you, Embry, and welcome to our second quarter earnings call.

                  I'll begin by noting that our discussions contain forward-looking information that are subject to risks and uncertainties and there are important factors which could cause actual results to differ materially from those anticipated by such statements. Certain of such statements may be identified by the use of words such as "anticipate," "believe," "continue," "estimate," "execute," "expect," "foresee, "future," "intend," "optimistic," "well-positioned" or "will."

                  For further information, please refer to our annual report on Form 10-K for the year ended February 29, 2000, our quarterly report on Form 10-Q for the quarter ended May 31, 2000, as well as other reports and documents filed with the Securities and Exchange Commission which are publicly available. You may obtain copies by contacting our investor relations department at 301-984-5409. They are also available from the SEC's Internet Web site. We assume no obligation to update the information provided on this conference call.

                  This afternoon at approximately 4:00 p.m. we distributed our press release announcing our second quarter performance as well as the acquisition of Talus Solutions to those on our earnings fax and e-mail lists. Our press releases have also been made available on our Web site at www.manugistics.com. We are conducting a live Webcast of this call this afternoon which you may access at the following URL address - www.manugistics.com/ir.

                  In addition, we will make available a recording of this conference call for four days starting at 7:00 p.m. Eastern time this evening and continuing through 7:00 p.m. Eastern time on Monday, September 25th. To listen to the recording, callers within North America may call 800-633-8284 during this 48-hour period. Callers outside North America may call 858-812-6460. Callers to the recording will be required to enter the access number for this call, which is 16300183.

                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.

                  Now, Greg Owens, our CEO, will begin the call. Please go ahead, Greg.

Greg Owens:       ...Let me go into acquisitions. As a management team a
                  number of months back we set a strategy to differentiate ourselves in the marketplace, to develop the products that lead the market, to catch the significant wave and to be out in front and to relentlessly execute for today. It was very clear to us that you don't win the battle fighting on your own turf, and there were a number of competitors trying to come into our space. So we must differentiate. We have the best supply chain products and solutions in the market and we are beginning to show that through our sales execution.

                  Now, we must add to that stable of products, and we have found a company that we believe will significantly enhance our market position. This is company is Talus Solutions. Talus Solutions is in pricing and revenue management optimization. They have offices in Atlanta, Georgia, Silicon Valley and in London. Talus has approximately 250 employees with [trailing twelve months] revenues just over $41 million. This company has the strongest value proposition that I have ever come across and with all my years at Andersen Consulting I saw quite a number of strong value propositions.

                  Let me explain a little bit what revenue management is. It is about the application of the disciplined tactics of predicting consumer behavior at a micro market level and optimizing product availability and price to maximize revenue growth. It is about maximizing revenue growth from existing business. This is applying the same type of decision support and management science that we have towards the supply chain towards the revenue management area. It will accurately assess future consumer behavior under dynamic changing market conditions, determine the most effective way to price and allocate inventory making real-time adjustments as market conditions change with the consumer in real-time mode.

                  The "Wall Street Journal" has recently identified revenue management as the number one emerging business strategy and they call revenue management a "practice poised to explode." This value proposition can generate anywhere from 3 to 8 percent in additional revenue resulting in potential profit increases of 50 to 100 percent. As you layer on the additional profit and revenue on the existing structure, much of that passes through to the bottom line.

                  Why is this so appealing to us? It compliments our efficiency cost containment solutions. It is revenue generation focused. They are the clear leader in this space with over 150 clients and annual revenues in excess of $40 million. They already have three products and solutions - dynamic pricing, target pricing and promotional pricing. These products are applicable to different industry verticals. Let me explain what these three different products offer. First of all, in target pricing. Target pricing solves the problem of determining optimal customized price where the goal is to decide how much discount/incentive to offer considering brand premium, competitive positioning, customer profile and product mix. They've used target pricing at companies such as UPS.

                  Dynamic pricing solves the problem of optimal price lists for a company with the flexibility to dynamically adjust prices and maximize contribution of profit considering market conditions, competitive action, product life cycles and product availability. Dynamic pricing would be used where this industry started in, in areas like airlines where you have an expendable seat that would be leaving the gate, or where you have short life cycle perishable items such as electronics and high tech where you measure the demand versus the constrained capacity of manufacturing.

                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.

                  We think there's tremendous opportunity in electronics and high tech and the aerospace and industrial sectors in dynamic pricing.

                  Promotional pricing solves the problem of allocating promotions in incentive dollars and competitive product market where the goal is to determine the impact that a particular promotion or incentive will have on the business. So this would be applicable to consumer products, goods, retail and the e-tailers. All of the software is optimization based and it is all proven. It is leveraged intelligence under the current Manugistics tag line with strong algorithms.

                  This software, as I've stated before, is applicable in all industry verticals. They have strong traction and number of complimentary verticals, which produce good synergies to our existing business in Manugistics. Industry verticals where they have a stronghold include travel and transportation services, automotive, aerospace and high tech and telecommunications. As I stated, this is a tremendous value proposition and the strongest that I've seen in my career, adding up to 8 percent increase on revenues. It has a proven track record with proven results.

                  Let me review what some of their clients have said about them. Under Ford Motor Company--"Talus Solutions target pricing gives us the ability to consider all characteristics of account and business environment in developing a proposal. The first of five U.S. sales regions that tried the new strategy in pricing and revenue management collectively beat their profit targets by $1 billion while the 13 that didn't missed their targets by $250 million." Quite a statement and that was by Lloyd Hanson of Ford Motor Company.

                  Swiss Cargo by Royal Shreijer, executive vice president. "In order to address our expansion requirements, we needed to optimize our day to day tactical and long term planning decisions. By adopting Talus Solutions integration revenue management approach, Swiss Cargo sales agents will be able to immediately address client booking requirements in the most cost effective and competitive manner. As a result, not only will we seek to improve customer satisfaction but increase profits and ultimately gain a larger market share." Mr. Shreijer continued "Talus Solutions' unmatched reputation in the pricing sector coupled with their excellent mix of products, services and consultancy means Swiss Cargo will take advantage of the complete revenue management system, even extend it in order to manage multi-carrier, multi-hub environment."

                  In the dot-com world under Tickets.com - Since the majority of live entertainment events don't sell out completely, this unique technology will enable event organizations to predict specific event demand so the pricing may be adjusted accordingly." Tom Gimpel, co-chairman and CEO of Tickets.com.

                  Delta Airlines. "Technology is the critical success factor in the airline industry and with the selection of this new revenue management system Delta takes a major step towards enhancing our competitive position. The Talus system will position Delta as an industry leader. We expect to achieve immediate benefits from the new technology realizing additional revenues of $100 million to $200 million annually within three years." Leo Mullin, president and CEO of Delta Airlines.

                  And under Marriott - "Revenue management has contributed millions to the bottom line of our company. When your people focus on revenue management, the company will grow, and growth is what it's really all about." J. Willard Marriott, Jr., chairman and CEO of Marriott International.

                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.

                  And one last quote - Talus is the clear leader in the pricing field and has an opportunity to set the standard in an area that most CEOs are struggling with." Bill Pay, director of McKenzie and Company.

                  As you can see by these quotes, these are substantial value propositions that we feel we can take into the market and couple with our supply side, supply chain management solution as well. In analyzing this acquisition we also carefully assessed the following - our bandwidth; our resources at Manugistics; our management team; along with development costs; our overall focus and our ability to market these solutions. We have already acquired additional management and leadership to manage and grow this part of the business and we have painstakingly calculated our risks to minimize them. We are quite confident that this acquisition will integrate/compliment the Manugistics suite of products. As a matter of fact, we think that revenue management will be linked to fulfillment in relatively short order.

                  We will apply the same level of intensity to this as we did to Manugistics when we first came here. We will continue to invest in the products. We will drive this with a strong sales organization. We will build this into our marketing messages. We have already started to establish strong consulting agreements to leverage this strategy-consulting firms and we have additional management and salespeople that are joining the team.

                  This will give us what we feel are the best supply side, supply chain optimization products and solutions and demand side revenue pricing optimization products and solutions that will be coupled with our B2B e-commerce infrastructure platforms, WebWORKS, ExchangeWORKS and Web connect. This acquisition will enable us to offer and deliver the solutions that our clients need to differentiate themselves for today and tomorrow.

                  Why now? Why did we make the acquisition now? We're driving approximately one third of our revenues off of products we delivered in the last 12 months. And we must stay out in front if we want to be a leader. We have broken into the black from an operating profit standpoint. We have good visibility into the next two quarters to continue our performance and we believe that we can market-ready this set of solutions and products for significant roll out while we are executing on our current business. We believe the next fiscal year for us which is just five months away now, the Talus solutions will grow at even a greater percent than the Manugistics solutions and as you can see, we are growing the Manugistics solutions at an overall revenue of 49 percent increase year to date.

                  Other positives for this include the product solution extension. Market differentiation for some time to come - nobody else in the industry has these products. There are no other players that are even close to the size of Talus and the ones that are focused on one product in one industry such as retail or airlines. And these products have a very lengthy development time. So we feel like our differentiation is well out in front of others. This supplements our development group with a stronger Silicon Valley presence, which we will need as well. It also gives us a stronger ASP model of recurring revenues in the future as Talus has done some of their major deals on an ASP mode.

                  We deploy our productization and our market and our sales channel people, and we feel like we can grow this substantially. This strengthens our current management as they have some excellent people and we are bringing in some others. This gives us additional strength in value propositions and breadth to offer into the marketplace and it also strengthens some of our systems integration alliances. Overall, this gets

                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.

                  us to a greater critical mass which was one of the strong reasons that they were interested in being acquired, knowing that they could leverage off of our sales force and we could grow this at a much faster rate. Along with it was very compatible cultures between the two companies and most importantly we believe and they believe that there is tremendous up side in Manugistics and the combination of the two will get there faster.

                  Let me leave you with one final comment around this acquisition and this is from a "Wall Street Journal" article a few months back with an interview talking about the future with Andy Grove. Andy starts out by talking about price as a perfect example. "The airlines worked for 15 years to get a system that would give them yield management. That's basically a proprietary closed system automated way of adjusting price based on demand and capacity. Take that example and consider it in a much simpler or maybe complicated fashion. Think of every enterprise, whether it's Intel or a hotel that is involved in adjusting capacity demand pricing. Manufacturers don't really do it. The closer you are to a commodity, you do it. Agriculture does it. The stock market does it perfectly.

                  "Now, how do you get there? How do we codify what our sales managers and production managers and production planners and allocators and general managers do every day and program computers to do that for them? Probably bits and pieces of this exist in decision theory and operations research today. But the pay off comes in terms of making the whole system operate that much more efficiently. You have that much to gain. I smell a huge potential." Those are direct quotes from Andy Grove.

                  ...

B. Austrian:      OK. And then just briefly on Talus which is a very fine
                  company and a great space, can you give us a sense of what portion of their revenues last year we should consider to have been software or transactionally related versus say services? And then just to check - did you mean to say that you do believe that that company's revenue base, now that it's in the fold and with all your initiatives, will grow in excess of the 50 percent figure or 49 that you mentioned? Is that basically how we should think about the growth rate of that business?

G. Owens:         That's correct. We do plan on it growing next fiscal year
                  greater than that 50 percent level. Their revenues - they are on the percent completion basis and if you take their contracts the way that they had them written it would have looked at license revenue in the 20 to 25 percent range.
                  However based on the way that we will do this going forward
                  - so what that means is because of the percent completion basis basically we have very strong visibility into their next couple of quarters as well of what their revenue is exactly, right? The - what we will do going forward though is we'll place more emphasis in the license revenue area so you will see that increase pretty dramatically as we move forward with them.

B. Austrian:      Great. Thanks and congratulations, particularly on Talus
                  which sounds terrific.

                  ...

C. Moore:         I wanted to ask-- have you worked with Talus in the past?
                  Have you been pleased?

G. Owens:         I worked with them when it was the old Aeronomics when I was at Andersen Consulting and I always saw a lot of opportunity for yield management, particularly when you got into things like oil and gas, chemicals, certainly in the travel and

                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.

                  transportation industries. So I knew of them there. We started this as a partnership and started kind of going down the road of the potential possibilities and it just turned into an acquisition.

                  As Raj stated in this, this has got about 2 1/2 quarters of dilution but it does not change our overall plans of profitability by quarter. It's just dilutive within certain quarters. Raj, do you want to expand on that?

C. Moore Does this acquisition change any of your plans for being break even or profitable for the rest of the year

Raj: Yeah. Catherine, we expect to be profitable in Q3, Q4 going onward. As Greg said, somewhere - two to three quarters is about the dilution that we expect depending on the closing and when it happens. If it happens during this quarter obviously it'll be dilutive slightly towards the end of the quarter, but still profitability [unintelligible] bottom line.

                  ...

Laura Lederman:   Once again, my congratulations on your quarter and also the acquisition. Following up on the questions concerning Talus, can you talk a little bit about the growth they've seen over the last year? So are you anticipating the growth rate to accelerate? And also what integration on the sales side?
                  Will it be kept as a separate sales team? How many sales professionals do they have? Do you plan to wrap that up? And then I'll follow up with some additional questions. Thanks.

G. Owens:         OK. Let me start with the sale side first. The sales teams -
                  I expect one unified sales team that will approach the market. We have sales training that was scheduled for the first week in October with all of our salespeople globally.
                  We will roll out the Talus Solutions to them at that time as well and we will approach the market as one sales team.
                  However, we will have solution teams and value proposition teams that will focus exclusively on Manugistics products and on Talus products exclusively. So those would be sales support side of the organization.

                  Talus had a little different approach into what they've done over the last few years. They saw the need to break out the travel and transportation industries and started developing the subsequent products out of just the traditional revenue management, yield management. And that's why you've seen this dynamic pricing, promotional pricing, target pricing. So they've been very focused on product development and their investments there. The revenues have been relatively flat over the last couple of years. I view this very much as a situation that I came into Manugistics with and with the sales and marketing focus and certainly leveraging off the team that we've built. That's why we're so confident that we're going to be able to grow this very rapidly and at a high percent.

L. Lederman:      Can you also talk a little bit about the competition that
                  they face and how they differ. You mentioned briefly on the call that the other ones are smaller and are in different vertical markets. Can you talk a little bit more about the competition in this space?

G. Owens:         Yeah, there's a couple of very specialized companies like
                  Sabre or PROS that are in the airline industry only and there's a couple of very small companies in the retail space around the promotional area. And these guys like Zilliant, which is like a two-year-old company - these guys, most of them are less than $10 million in revenue. They've got one product. They're at the very beginning of even getting that

                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.

                  productized so, you know, this is an area that we have products now that are significantly ahead of any of the competition in the market and we feel like with the supply side and the demand side on this and taking the sales into the marketplace we're going to be able to pull a pretty good size gap between us and any others.

                  ...

D. Crook:         OK. And Talus being dilutive - so the Street is at about 16 cents for fiscal '01. Does that get cut in half, do you think, because of the dilution?

Raj:              No, I don't think so.

D. Crook:         Remember-- are you suggesting the dilution in the fiscal
                  second and third quarters is moderate? A couple of cents?

Raj: Again, fiscal '01 for us, really by the time we integrate Talus and close on the transaction you're really talking about somewhere around four months for the fiscal '01. And if you go into fiscal '02, our fiscal '02, we expect it to be accretive, again, obviously excluding the amortization of intangibles.

D. Crook:         Right. The - what will the amortization be on a quarterly
                  basis?

Raj: Well, the total intangibles will be approximately $350 million. We haven't done the evaluation analysis to break out the amortization schedule but if you take a straight five years it's $70 million a year. If you take seven years, it's $50 million. But we'll be doing that and giving more guidance in the next quarter.

                  ...

C. Phillips:      OK. Then just a couple questions on the acquisition. One,
                  that - how [unintelligible] do you think this will be? I mean non - fixed pricing is pretty common in the airline industry but other industries this is a new concept. So I'm just kind of wondering on some of the sales outside of the airline industry, how long did it take to kind of get the customer up to speed on what's possible here? And then secondly, just wanted to know - your existing customer base
                  - on one hand you're selling to a different audience with this acquisition which good for [unintelligible]. But on the other hand, it sounds like different people than you normally sell to and kind of - is there any synergy that you can get out of the install base for selling this product?

G. Owens:         Yep. I tell you the one thing that I always found and, you know, I'll bring in some of my Andersen Consulting days back into this as well. When you take a strong value proposition into a client, particularly when you start talking around a value proposition such as this where you're increasing revenues 3 to 8 percent and profitability could increase in excess of 50 percent out there, it is not hard to get the attention at the high levels and we've brought a number of those people over that are used to selling at very high levels.

                  I think that, you know, as we have very strong reputations within our current installed bas, I think it's going to be very easy to get an audience with those guys, and where we've had proven results in the past, we've got a leg up on being able to go back in with another solution that we can get results on. So, you know, I think there's going to be a lot of opportunity there. As far as your comment about missionary, I think that - you know, I don't know a CEO in the world that I meet with right now that tells me they do pricing well. I suspect I could go to Morgan Stanley, and they'd probably tell me they don't optimize pricing well either.

                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.

C. Phillips:      It looks like you could, yes.

G. Owens:         I think this has tremendous applicability and basically
                  we've got to get out and educate the marketplace, and I think that's where some of the strategy firms are going to come into play. They're looking for a solution to go in at those board rooms sea level to offer this type of value proposition. I think they can be a tremendous alliance for us, and given that we're going to be the market leader in this area, I think we're going to have a number of them that are very interested in partnering.

C. Phillips:      And just a question - [unintelligible] for the last couple of years that [unintelligible]. Is the investment they've made enough to [productize] pretty much ready to go and you don't have a big investment ahead of you [unintelligible]?

G. Owens:         That is correct. They have done a tremendous job. I actually thought they had embarked upon the absolute right strategy of productization around these three different areas and, you know, it was the absolute right way to go. I think what we are going to be able to help them with is to package it up a little better in a very short order and then to help get through our sales channel and marketing channel out into the marketplace.

                  ...

D. Duchene:       OK. And then can you give us some idea on the cost structure that you're assuming with Talus?

G. Owens:         Elaborate a little bit.

D. Duchene:       You're at a $40 million revenue number for '99. What were
                  their costs in '99?

Raj: OK. As I think we said, Talus has been doing a lot of investments in the past two years or so. Their costs have been approximately that or slightly higher in terms of revenue because they had a bottom line loss on an operating basis.

D. Duchene:       Could you quantify that for us at the amount of loss?

Raj: Which specific year would you like to have - would you like to have -

G. Owens:         We'll give them last year.

Raj: Yeah. Let me go through the first two quarters. At an operating income level they had a loss of about $3.2 million against approximately about $23 million of sales. In the first and second quarter - calendar quarter of this year.

G. Owens:         We think by leveraging our sales force against them and the combinations of some of the infrastructure that we're going to be able to reduce those costs. Also the three offices that they are in are exact overlaps of three locations for us so we will either be using their facilities or using our facilities to consolidate those as well. So, you know, taking these products out to the market like we think we can at their growth rate we think we're going to be able to produce some very accretive obviously margins on these guys that are going to be accretive for us next year.

D. Duchene:       Great. And then how many salespeople are you guys bringing on through this acquisition?

                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.

G. Owens:         They have about 12 to 14 salespeople that they will be
                  bringing in.

D. Duchene:       All right. Thank you very much.

Operator:         J. V. Kodali at Digital Century Capital, please go ahead
                  with your questions.

J.V. Kodali:      Yeah. Following on the last question I was actually
                  wondering what is their - can you guys give us what the current quota is for the Talus - 12 to 14 Talus salespeople?
                  And any other breakdown you can give with regard to the uptick in the receivables line? You mentioned that some of the services and the license - and has that license that has come in I guess after the quarter has closed - can you tell us how much of that is coming out now or has already come out?

Raj: Let me answer the quota carrying salespeople in Talus are a very similar type of quota to Manugistics. It's in the $2 million to $2.5 million. And the second question was how much was collected.

J.V. Kodali:      Yes, that's correct, of the license revenue from the uptick from the 47 to 64.

Raj:              Could you please expand on 47 to 64?

J.V. Kodali:      The [accounts receivable].

Raj: Oh, you're talking about the total DSOs. I'm sorry. Total receiveables.

J.V. Kodali:      Yes.

                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.

       E-MAIL FROM THE COMPANY TO TALUS EMPLOYEES DATED OCTOBER 3, 2000

I want to echo the welcome of Greg Owens, President and CEO of Manugistics, to all Talus employees worldwide. We are very excited about the combination of our two companies. This combination will provide the marketplace with the first ever Profit-based Supply Chain Planning and Optimization solution driving enterprise and trading network profitability. This combination will place our company in a unique and differentiated position as the only provider of this solution. This is an exciting time to be in the marketplace, and an exciting time to be at Manugistics, of which you are now a part.

Because you are now part of a public company, the immediate effect will be the creation of liquidity to the ownership interest that you have built up in Talus through your hard work, subject to securities laws and internal Manugistics trading policies.

We are excited about the value that has been created for the Talus stock option holders. Based on Manugistics' closing stock price on September 28th, 2000 of $105, the Talus stock and options are worth approximately $8 per share. We believe that with all your hard work and efforts that there will be substantial upside to the Manugistics stock value over the coming years.

The Manugistics Human Resources department will be in contact with each of you over the next month to explain the Manugistics employee benefits package, and obtain your signature on appropriate documentation. You will continue to be eligible for all your current benefits under the Talus plan until December 31, 2000 and then we will transition you to the Manugistics benefits. Please be assured that with your cooperation, we will have a smooth transition.

We are busy trying to complete the legal formalities to make the combination effective as soon as possible. We have also started the work to fully integrate the two companies. I hasten to add that the vast majority of the people will be unaffected by this transition. However, due to the duplication in the infrastructure corporate staff functions, some employees' positions may become redundant. We will try and place those employees in other jobs within the company, to the extent that similar jobs are available for which the affected employee is qualified. If that is not possible,

                                                        Manugistics Group, Inc.
                                                 Commission File Number 0-22154
                                  Company to be Acquired: Talus Solutions, Inc.

we will offer a generous termination package, which will be tied to helping the company through the transition. The high level details of the package are as follows:

1. As soon as possible we will speak with those employees whose positions we feel may become redundant in this transition

2. Those employees in redundant positions will be requested to continue in their employment through at least January 31, 2001 or some other date by mutual agreement

3. Those employees in redundant positions will be paid a severance amount equal to three months base salary. In addition, those employees will be eligible to receive the bonus or variable pay, for the calendar year 2000, for which such employee would otherwise have been eligible

4. During the remainder of their employment with Manugistics, those employees in redundant positions will continue to vest in the stock options that had been previously granted in accordance with the original terms of that grant.

We strongly believe our future is a bright one, and together we can achieve dramatic gains in the area that continues to drive shareholder value - the bottom line. We look forward to a rewarding relationship. If you have any questions please do not hesitate to call me, or Robin Hoesch, Director-Human Resources (301- 984-5269) for Manugistics or Mike Cote.

Raj Rajaji
Executive Vice President - CFO
Manugistics
Email: rrajaji@manu.com
Phone: 301-984-5087
Fax: 301-984-5223